UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 27, 2023

(Date of earliest event reported)

PEOPLES FINANCIAL SERVICES CORP.

(Exact name of registrant as specified in its Charter)

PA	001-36388	23-2391852
(State or other jurisdiction	(Commission file number)	(IRS Employer
of incorporation)		Identification No.)

150 North Washington Avenue, Scranton, Pennsylvania 18503-1848

(Address of Principal Executive Offices) (Zip Code)

(570) 346-7741

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $2.00 par value	PFIS	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 27, 2023, the Board of Directors (the “Board”) of Peoples Financial Services Corp. (the “Company”) approved a second amendment and restatement of the Company’s Amended and Restated Bylaws (the “Amended and Restated Bylaws”), effective immediately, as well as certain conditional amendments to Sections 11.3 and 11.5 of the Amended and Restated Bylaws that will become effective, if at all, at the effective time of the Company’s proposed merger (the “Merger”) with FNCB Bancorp, Inc. (“FNCB”), subject to the completion of the Merger.

The following sections of the Amended and Restated Bylaws have been amended to, among other things:

•	Section 2.1: Expressly provide that a meeting may be held by means of the Internet or other electronic communications technology;

•	Section 2.2: Describe the business to be conducted at each annual meeting of the Company’s shareholders (other than the elections of directors, which is governed by Section 11.1 of the Amended and Restated Bylaws);

•	Section 2.4: Provide greater specificity regarding the contents, delivery requirement and waiver of the notice of meetings of the Company’s shareholders;

•	Section 2.5: Provide the order of presiding officers at each meeting of the Company’s shareholders in the event that the Chairman of the Board is absent;

•	Section 2.6: Provide greater specificity and requirements for a Shareholder Notice (as defined in the Amended and Restated Bylaws), and provide additional information regarding the proposing shareholder and any Shareholder Associated Person (as defined in the Amended and Restated Bylaws);

•	Section 5.2: Provide that any shareholders soliciting proxies from other shareholders must use a proxy card other than white, which is reserved for exclusive use by the Company;

•	Section 9.1: Confirm procedures of each meeting of shareholders with respect to participation in meetings by electronic means;

•	Section 11.1: Provide updates to the procedures and disclosure requirements for the nomination of director candidates for election at meetings of shareholders, including to require additional information in a notice of nomination submitted by a shareholder and to address the adoption by the U.S. Securities and Exchange Commission of the “universal proxy card” rules, as set forth in Rule 14a-9 of the Securities Exchange Act of 1934, as amended (the “Universal Proxy Card Rules”); such amendments require that nominating shareholders comply with the Universal Proxy Card Rules and provide that a shareholder nominee’s director candidate will be disregarded by the Company if the nominating shareholder has failed to provide evidence of its compliance with the Universal Proxy Card Rules;

•	Section 32.1: Provide that, unless the Company consents in writing to the selection of an alternate forum, the state courts of the Commonwealth of Pennsylvania in and for Lackawanna County shall be the sole and exclusive forum, to the fullest extent permitted by law, for (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of a breach of fiduciary duty owed by any director or officer of the Company to the Company or its shareholders; (iii) any action asserting a claim against the Company arising pursuant to the Business Corporation Law of the Commonwealth of Pennsylvania, the Articles of Incorporation of the Company (the “Articles”) or the Amended and Restated Bylaws; (iv) any action seeking to interpret, apply, enforce or determine the validity of the Articles or the Amended and Restated Bylaws; or (v) any action asserting a claim against the Company governed by the internal affairs doctrine;

•	Section 32.2: Provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended; and

•	Delete Exhibit A and references thereto in the Amended and Restated Bylaws in their entirety.

In addition, subject to completion of the Merger, at the effective time of the Merger, Sections 11.3 and 11.5 of the Amended and Restated Bylaws would be amended to, among other things:

•	Section 11.3: Provide that at the effective time of the Merger, (i) that Mr. William E. Aubrey, II shall continue to serve as Chairman of the Board and Mr. Louis A. DeNaples, Sr., shall become Vice Chairman of the Board; (ii) that the Board shall be comprised of 16 directors, of which 8 shall be designated by the Company and 8 shall be designated by FNCB, to hold office until his or her successor is elected and qualified or otherwise in accordance with the Articles and the Amended and Restated Bylaws; (iii) that such section will remain effective for three years after the closing date of the Merger (the “Expiration Date”), provided that it may be amended or waived by at least 80% of the Company’s Board then in office; and (iv) the procedures for filling vacancies on the Board between the Effective Date and Expiration Date; and

•	Section 11.5: Provide that certain directors to be appointed to the Company’s Board in connection with the Merger who are age 73 or older at the effective time and each incumbent director who will be age 73 or older at the expiration of his or her current term shall be eligible to stand for election to one additional term, regardless of their age.

The foregoing summary of the Amended and Restated Bylaws and the conditional amendments to Sections 11.3 and 11.5 are qualified in their entirety by reference to, and should be read in conjunction with, the Amended and Restated Bylaws filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference, and the text of Sections 11.3 and 11.5 that would become effective at the effective time of the Merger, which is filed as Exhibit 3.2 to this Current Report on Form 8-K and incorporated herein by reference. In addition, a marked copy of the Amended and Restated Bylaws showing all changes made to the Company’s prior bylaws is filed as Exhibit 3.3 to this Current Report on Form 8-K.

Forward-Looking Statements

We make statements in this Current Report on Form 8-K, and we may from time to time make other statements regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting the Company and Peoples Security Bank and Trust Company (collectively, “Peoples”) that are considered “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential.” For these statements, Peoples claims the protection of the statutory safe harbors for forward-looking statements.

Peoples cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: prevailing economic and political conditions, particularly in our market area; the impact on financial markets from geopolitical conflicts such as the military conflict between Russia and Ukraine and the developing conflict in Israel; credit risk associated with our lending activities; changes in interest rates, loan demand, deposit flows, real estate values and competition; changes in customer behaviors, including consumer spending, borrowing and savings habits; changes in accounting principles, policies, and guidelines including our adoption of Current Expected Credit Losses (CECL) methodology, and any potential volatility in the Company’s operating results due to application of the CECL methodology; changes in any applicable law, rule, regulation or practice with respect to tax or legal issues; our ability to identify and address cyber-security risks and other economic, competitive, governmental, regulatory and technological factors affecting Peoples’ operations, pricing, products and services; adverse developments in the financial industry generally, such as recent bank failures, responsive measures to mitigate and manage such developments, related supervisory and regulatory actions and costs, and related impacts on customer and client behavior and other factors that may be described in Peoples’ Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the U.S. Securities and Exchange Commission (“SEC”) from time to time.

In addition to these risks, acquisitions and business combinations present risks other than those presented by the nature of the business acquired. Acquisitions and business combinations and, specifically, the Merger may be substantially more expensive to complete than originally anticipated, and the anticipated benefits may be significantly harder, or take longer to achieve than expected. As regulated financial institutions, our pursuit of attractive acquisition and business combination opportunities could be negatively impacted by regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired or combined business may cause reputational harm to Peoples following the acquisition or combination, and integration of the acquired or combined business with ours may result in additional future costs arising as a result of those issues.

The forward-looking statements are made as of the date of this Current Report on Form 8-K, and, except as may be required by applicable law or regulation, Peoples assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Additional Information regarding the Merger and Where to Find It

In connection with the proposed Merger, the Company will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of the Company and FNCB, which also constitutes a prospectus of the Company, that will be sent to shareholders of the Company and shareholders of FNCB seeking certain approvals related to the proposed transaction.

The information contained in this report does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND FNCB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FNCB AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus as well as other relevant documents filed with the SEC containing information about the Company and FNCB without charge, at the SEC s website www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge in the “Investor Relations” section of the Company’s website, www.psbt.com under the heading “SEC Filings.” Copies of documents filed with the SEC by FNCB will be made available free of charge in the “About FNCB” section of FNCB’s website, www.fncb.com.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired. None.

(b)	Pro forma financial information. None.

(c)	Shell company transactions: None.

(d)	Exhibits.

Number	Description

3.1	Second Amended and Restated Bylaws of Peoples Financial Services Corp., effective October 27, 2023

3.2	Conditional Amendments to Sections 11.3 and 11.5 of the Second Amended and Restated Bylaws of Peoples Financial Services Corp.

3.3	Second Amended and Restated Bylaws of Peoples Financial Services Corp., effective October 27, 2023 (marked to show changes)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES FINANCIAL SERVICES CORP.

	By:	/s/ Craig W. Best
Craig W. Best Chief Executive Officer
(Principal Executive Officer)

Dated: November 2, 2023